                                                                 Exhibit (a)(10)

May 18, 1998



To:               Nationwide Agents

From:             Richard D. Crabtree

I want to advise you that this morning Nationwide will announce a cash tender offer for all of the outstanding shares of common stock of Allied Group, Inc. of Des Moines, Iowa. We are convinced that there is compelling business logic for the combination of our two companies.

The specifics of the offer are as follows:

- Nationwide's offer, which will commence tomorrow, Tuesday, contemplates a price of $47.00 per common share, or 69 percent above Friday's closing price of $27 3/4 on the New York Stock Exchange.
- Nationwide has also informed Allied that it offers to merge Allied Mutual into Nationwide Mutual Insurance Company.

We are taking these steps because our previous efforts to effect a combination with Allied Group through negotiations have been consistently frustrated by Allied. We believe the combination of Nationwide and Allied will be extraordinarily beneficial to the policyholders, employees, and agents of both organizations.

The companies of Allied Group focus largely on property and casualty insurance. They provide insurance protection for cars, homes and other property, as well as for farms and small to medium-sized businesses. Most of their business is generated in 21 central and western states through a network of predominantly independent agents and some (4%) direct response marketing. Allied ranks among the top one hundred multi-line insurance groups in the country, and they are one of the fastest growing. In 1996, they recorded premium income of $767.2 million, which is an increase of 10.8% over 1995.

Nationwide considers Allied an ideal partner because they help us achieve key elements of our year 2002 goals, which include growth, geographic expansion and the use of multiple distribution channels. We see the following benefits:
- Geographically, our present markets complement one another. Nationwide property/casualty focus has been primarily east of the Mississippi while Allied's has been west of the Mississippi. Together, we will have formidable market coverage.
- Combining the property/casualty operations of the two companies will provide the scale needed to compete in the increasingly competitive marketplace.
- Allied's success in small commercial will bolster our ability to service that market.
- Finally, the excellent operating record that Allied has achieved over time will increase the financial stability for Nationwide's policyholders, employees and agents.

While adding Allied to the Nationwide family will help us increase our scale and geographic diversification, it does not in any way preclude our continued commitment to grow the Nationwide exclusive agency channel to $10 billion by 2002. Allied's western geographic complement to our eastern exclusive agent channel, experience in small commercial and profitable book of business will just continue to improve the financial strength of our organization benefiting policyholders, agents and employees.

There have been some controversial legal and regulatory issues concerning Allied's governance. Nationwide is not party to those issues and we do not feel they should prevent us from acquiring a company that is so strategically matched with our business goals.

This offer will be subject to a number of conditions, including regulatory and shareholder approvals. This process could take some time. We have attached some questions and answers that will help you answer policyholder questions you may get about this offer. We will also continue to keep you informed through memos, Challenger articles and your management team. For the next week, since your Agency Manager will be in Charlotte, if you have questions, please call Nationwide Home Office, ext. 7-8901, and leave a voice mail message. We will get back to you as soon as possible.

We believe that, when completed, this merger will create opportunities and strengths for Allied Group and Nationwide.